VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

December 29, 2010

Dear Shareholder of VR Holdings, Inc.

Attached is your revised Stock Certificate showing the common stock shares of VR Holdings, Inc. that are owned by you or your organization.  The original stock certificate that you were issued has been cancelled and no longer represents your ownership in VR Holdings, Inc.  The revised certificate has been issued because the shares issued to each certificate holder were restricted shares and the certificate is required to have the restrictions noted on the certificate.  The attached certificate has the required restrictions noted on the face and back of the certificate.  With the acceptance of this attached, revised certificate, the shareholder is agreeing to these restrictions and all conditions stated on the certificate as follows:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT OR DOCUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAW OF ANY STATE.  WITH OUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAW OF ANY STATE, OR ANY RULE OR REGULATION PROMOLGATED THEREUNDER..

IN ADDITION, BY THE ACCEPTANCE OF THIS CEERTIFICATE, THE HOLDER DOES HEREBY REQUEST THAT THE COMPANY REGISTER AT THE EARLIEST PRACTICABLE DATE THE SECURITIES REQURESETED BY THIS INSTRUMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND IN THAT REGARD, THE HOLDER IS DEEMED TO BE AWARE WTHAT THE SECURITIES REPRESENTED BY THIS INSTRUMENT WILL BE SO REGISTERED AND THAT THE HOLDER WILL BE NAMED AS A SELLING STOCKHOLDFER IN ANY REGISTRATION STATEMENT FILED BY THE COMPANY UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THAT THE HOLDER WILL BE DEEMED TO BE AN “UNDERWRITER” PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED.

THE COMPANY HAS, AS SET FORTH IN ITS CERTIFICATE OF INCORPORATION ON FILE IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF DELAWARE, DENIED THE PREEMPTIVE RIGHT OF ITS STOCKHOLDERS TO ACQUIRE UNISSUED OR TREASURY SHARES OF THE COMPANY.  THE COMPANY WILL FURNISH A COPY OF SUCH PROVISION OF ITS CERTIFICATE OF INCORPORATION TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTRERED OFFICE.

THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS, A STATEMENT OF THE DESIGNATIONS, PREFERENCE AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF WHICH THE COMPANY IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS, LIMITIATIONS OR RESTRICTIONS OF SUCH PREFERENCE AND/OR RIGHTS.  ANY SUCH REQUEST IS TO BE ADDRESSED TO THE SECRETARY OF THE COMPANY.

VR Holding, Inc. is currently in the process of filing an S-1 Registration Statement with the Securities and Exchange Commission (SEC) to register the shares owned by shareholders of VR Holdings, Inc. who own 1,000 shares or less and certain shares of other larger stockholders.  Reference is made to this S-1 Registration Statement for the specific shareholders and the number of their shares that are being registered as part of this S-1 Registration Statement. Once this S-1 Registration Statement is declared effective by the SEC, and FINRA issues VR Holdings, Inc. a trading symbol, the registered shared will be tradable without restriction.

Thank you for your continued support.

Sincerely

/s/ JOHN E. BAKER

John E. Baker

Chief Executive Officer

2

NOTE: THIS IS PERVIOUSLY MAILED LETTER TO THE US SEC. ATTACHED ARE EXHIBIT #1 AND EXHIBIT#2 AS REFERENCES TO THE NEW AND OLD SHARE CERTIFICATES ISSUED. UNFORTUNATELY, THE ISSUER CANNOT ATTACH ALL 400 PAGES OF BOTH THE OLD AND NEW CERTIFICATE TO THIS EDGAR FILING BECAUSE IT EXCEED THE 100 MB SIZE LIMIT

EXHIBIT #1

INCORPORATED UNDER THE LAWS OF DELAWARE

NUMBER

SHARES 314,681,091

[illegible], INC.

[illegible] PAR VALUE

This Certifies that Deolige Corp. *is the registered holder of* Three Hundred Fourteen Million, Six Hundred Eighty One Thousand, Ninety One *Shares*

FULLY PAID AND NON-ASSESSABLE COMMON STOCK.

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this* 25th *day of* July *A.D.* 20 06

SECRETARY-TREASURER

CHAIRMAN-TREASURER

For Value Received, ______ *hereby sell, assign and transfer unto* ______

______ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint* ______ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ______ *A.D. 20*

In presence of

______

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

EXHIBIT #2

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SHARES OR THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT THAT IS THEN APPLICABLE TO THE SHARES, AS TO WHICH A PRIOR OPINION OF COUNSEL MAY BE REQUIRED BY THE ISSUER OR THE TRANSFER AGENT.

1001

CERTIFICATE NUMBER

VR Holdings, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

1,632,196

SHARES

CUSIP NO. 91829Q100

PAR VALUE $0.00001
COMMON STOCK

THIS CERTIFIES THAT

M/M MORTON M LAPIDES SR

IS THE OWNER OF

"ONE MILLION SIX HUNDRED THIRTY-TWO THOUSAND ONE HUNDRED NINETY-SIX"

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK PAR VALUE OF $0.00001 EACH OF

VR HOLDINGS, INC.

TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR. WITNESS THE FACSIMILE SEAL OF THE CORPORATION AND THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS.

DATED: 12/07/2010

JOHN E. BAKER
CEO & CFO

LAMAR NEVILLE
SECRETARY & TREASURER

VR HOLDINGS, INC.
Corporate
Seal
DELAWARE

COUNTERSIGNED AND REGISTERED:
ISLAND STOCK TRANSFER
Transfer Agent

By

Authorized Signature

100 Second Avenue South, Suite 705S, St. Petersburg, FL 33701
(727) 289-0010

1001

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF GIFT MIN ACT	______ Custodian ______ (Cust) (Minor)
TEN ENT	- as tenants by the entireties	(UPMA) (UTMA)	under Uniform Gifts (Transfers) to Minors Act ______ (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common		

Additional abbreviations may also be used though not in the above list.

For Value Received, ______________________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

____

____

______________________ *Shares*

of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ______________________ *Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.*

Dated ______________

X ______________________

SIGNATURE GUARANTEE

(BY BANK, BROKER, CORPORATE OFFICER)

NOTICE: THE SIGNATURE TO THIS AGREEMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

IN ADDITION, BY THE ACCEPTANCE OF THIS CERTIFICATE, THE HOLDER HEREOF [illegible] THE COMPANY REGISTER AT THE EARLIEST PRACTICABLE [illegible] THE SECURITIES REPRESENTED BY THIS INSTRUMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION [illegible] THIS INSTRUMENT [illegible] THE HOLDER WILL BE [illegible] SELLING STOCKHOLDER IN ANY REGISTRATION STATEMENT FILED BY THE COMPANY UNDER THE SECURITIES ACT OF 1933, AS AMENDED, [illegible] THE HOLDER WILL BE DEEMED TO BE AN "UNDERWRITER" PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED.